1 Notice to ASX/LSE Mineral Resources and Ore Reserves updates 19 February 2026 Rio Tinto has today announced to the Australian Securities Exchange (ASX) changes in Mineral Resources and Ore Reserves to support its 2025 annual reporting1, including: • Increased Proved and Probable Ore Reserves and decreased Mineral Resources at the Rio Tinto Copper (RTC) Oyu Tolgoi Oyut open pit deposit in Mongolia. • A significant conversion of Mineral Resources to Ore Reserves at the Rio Tinto Copper Kennecott Bingham Canyon open pit deposit in Utah, USA, resulting in a material reduction in reported Mineral Resources. • An increase in reported Mineral Resources and Ore Reserves at the Rio Tinto Copper Kennecott Bingham Canyon underground deposit in Utah, USA. • Increased Ore Reserves and improved confidence with an associated decrease in Mineral Resources at the Rio Tinto Aluminium (RTA) Pacific Operations Amrun deposit in Queensland, Australia. • Increased Mineral Resources and revised classification for the Ore Reserves at Rio Tinto Borates (RTB) Boron deposit. Supporting information for the changes in Mineral Resources and Ore Reserves is set out in the Table 1 Release and its appendices. This release provides a summary of those changes. Mineral Resources and Ore Reserves are quoted in this release on a 100 percent basis. Mineral Resources are reported in addition to Ore Reserves. The figures used to calculate Mineral Resources and Ore Reserves are often more precise than the rounded numbers shown in the tables, hence small differences may result if the calculations are repeated using the tabulated figures. These changes will be included in Rio Tinto’s 2025 Annual Report, to be released to the market on 19 February 2026 (London time), which will set out in full Rio Tinto’s Mineral Resources and Ore Reserves position as at 31 December 2025, and Rio Tinto’s interests. Rio Tinto Copper – Oyu Tolgoi Mineral Resources and Ore Reserves for the Oyu Tolgoi deposits2 are presented in Table A and Table B. Proved Ore Reserves have increased by 17 million tonnes (Mt) and Probable Ore Reserves have increased by 1 These Mineral Resources and Ore Reserves were reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules in a release to the ASX dated 19 February 2026 titled “Ore Reserve and Mineral Resource updates: supporting information and Table 1 checklists” (Table 1 Release). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Table 1 Release, that all material assumptions and technical parameters underpinning the estimates in the Table 1 Release continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. 2 The Competent Person for the information in the Table 1 Release that relates to Oyu Tolgoi Mineral Resources is Ms Joanna Marshall MAusIMM. The Competent Person for the information in the Table 1 Release that relates to Oyu Tolgoi Ore Reserves is Mr Nathan Robinson MAusIMM. EXHIBIT 99.10

Notice to ASX 2 / 11 2 63 Mt, for an overall increase in Ore Reserves of 80 Mt (8%). Within the Oyut open pit Proven Ore Reserves have increased by 17 Mt (7%) and Probable Ore Reserves have increased by 61 Mt (17%), for an overall increase of 79 Mt (14%). There is no material change to Mineral Resources at the Property level. Within the Oyut open pit Measured and Indicated Mineral Resources have increased by 65 Mt (60%), while Inferred Mineral Resources have decreased by 125 Mt (39%) for an overall decrease of 60 Mt (14%). The material change in both Oyut open pit Ore Reserves and Mineral Resources is largely driven by the Oyut block model update and resulting conversion of Inferred Mineral Resources into Indicated Mineral Resources and subsequently Ore Reserves through increased drilling density and geological confidence, with mining production depletions being the other minor contributing factor. There has been no material change to other modifying factors, including mine design, governmental, tenure, environmental, cultural heritage or community factors and the methodology for determining Mineral Resources remains unchanged. Note the material variance is solely at the Oyut open pit level, and at Property level there no material change to Mineral Resources or Ore Reserves. Rio Tinto Copper – Kennecott Bingham Canyon open pit Mineral Resources and Ore Reserves for the Kennecott Bingham Canyon open pit deposit3 are presented in Table C and Table D. Measured and Indicated Mineral Resources tonnes have decreased by 63 Mt and Inferred Mineral Resources have increased by 7 Mt for an overall decrease of 56 Mt (74%) as a result of the conversion to Ore Reserves. Rio Tinto Copper – Kennecott Bingham Canyon underground Mineral Resources and Ore Reserves for the Kennecott Bingham Canyon underground deposit4 are presented in Table E and Table F. These Mineral Resources have increased by 32 Mt (122%) and Ore Reserves have increased by 4.0 Mt (85%). These updated Mineral Resources and Ore Reserves reflect increased confidence in the Mineral Resources due to the completion of orebody knowledge drilling, a lower cut-off grade that considers current mining costs, and ongoing experience mining the orebody. Rio Tinto Aluminium Pacific Operations – Amrun Mineral Resources and Ore Reserves for the RTA Pacific Operations, including the Amrun deposit5, are presented in Table G and Table H. The updated Ore Reserves at Amrun reflects a material increase in Ore Reserves, and a material change in Ore Reserve classification. Proved Ore Reserves have increased by 258 Mt (55%), while Probable Ore Reserves have decreased by 161 Mt (31%), for a net increase of 123 Mt (13%), offset by 25 Mt depletion, to a total of 1,076 Mt. The increase in Ore Reserves has resulted from a routine review of economic assumptions over the life of the mine, and updated orebody knowledge. The change in Ore Reserves classification reflects a higher level of confidence in the modifying factors resulting from increased confidence in the underlying Mineral Resources due to updated orebody knowledge. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. Mineral Resources exclusive of Ore Reserves have decreased by 94 Mt (13%) at Amrun due to the conversion of Mineral Resources to Ore Reserves, updated orebody knowledge and increased resource confidence. 3 The Competent Persons for the information in the Table 1 Release that relates to Kennecott Bingham Canyon open pit Mineral Resources is Mr Gerry Austin MAusIMM and Mr Pancho Rodriguez MAusIMM. The Competent Person for the information in the Table 1 Release that relates to Kennecott Bingham Canyon open pit Ore Reserves is Mr Eric Hoffmann MAusIMM. 4 The Competent Person for the information in the Table 1 Release that relates to Kennecott Bingham Canyon underground Mineral Resources is Mr Ryan Hayes MAusIMM. The Competent Person for the information in the Table 1 Release that relates to Kennecott Bingham Canyon underground Ore Reserves is Mr Charles McArthur MAusIMM. 5 The Competent Person for the information in the Table 1 Release that relates to RTA Pacific Operations Mineral Resources is Mr Angus C. McIntyre MAusIMM. The Competent Person for the information in the Table 1 Release that relates to RTA Pacific Operations Ore Reserves is Mr William Saba MAusIMM.

Notice to ASX 3 / 11 3 Rio Tinto Borates – Boron Mineral Resources and Ore Reserves for the RTB Boron Operations6 are presented in Table I and Table J. Mineral Resources have increased by 9.3 Mt saleable boric oxide (B2O3), reflecting an increase in the level of studies to process mineralised stockpiles. This provides reasonable prospects for eventual economic extraction of the additional material. Total Ore Reserves (combined Proved and Probable) remain consistent with 2024, with mining depletion of 0.5 Mt B2O3 the only change. However, there has been a change in the classification methodology whereby a higher level of geotechnical study is now required for Proved Ore Reserves. Applying this change has converted 1.7 Mt B2O3 of Ore Reserves previously classified as Proved Ore Reserves to Probable Ore Reserves. There is no change to level of geotechnical information supporting the Ore Reserves, nor are there changes to any other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. The result of this change is that Proved Ore Reserves have decreased by 2.2 Mt B2O3 and Probable Ore Reserves have increased by 1.7 Mt B2O3. 6 The Competent Person for the information in the Table 1 Release that relates to RTB Boron Mineral Resources and Ore Reserves is Mr Brandon Griffiths who is a Registered Member of the Society for Mining, Metallurgy, and Exploration.

Notice to ASX 4 / 11

Table A Rio Tinto Copper Oyu Tolgoi Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)[2]																
- Heruga ETG	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Heruga OT	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Hugo Dummett North[3]	U/G	53	1.91	0.50	4.28	-	375	1.39	0.35	-	-	428	1.45	0.37	3.37	-
- Hugo Dummett North Extension	U/G	-	-	-	-	-	83	1.63	0.55	4.21	-	83	1.62	0.55	4.21	-
- Hugo Dummett South	U/G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Oyut Open Pit	O/P	23	0.41	0.28	1.01	-	150	0.32	0.26	1.07	-	173	0.33	0.27	1.06	-
- Oyut Underground	U/G	12	0.46	0.85	1.24	-	88	0.38	0.55	1.22	-	100	0.39	0.58	1.22	-
Total		**87**	**1.32**	**0.49**	**3.02**	**-**	**696**	**1.06**	**0.38**	**2.63**	**-**	**784**	**1.09**	**0.39**	**2.67**	**-**

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					Tonnage	Grade			
Copper	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	Mt	% Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)[2]																
- Heruga ETG	1,502	0.41	0.40	1.44	0.012	**1,502**	**0.41**	**0.40**	**1.44**	**0.012**	56.0	1,502	0.41	0.40	1.44	0.012
- Heruga OT	107	0.42	0.30	1.58	0.011	**107**	**0.42**	**0.30**	**1.58**	**0.011**	66.0	107	0.42	0.30	1.58	0.011
- Hugo Dummett North[3]	716	0.83	0.29	2.47	-	**1,143**	**1.06**	**0.32**	**2.81**	**-**	66.0	1,145	1.06	0.32	2.80	-
- Hugo Dummett North Extension	161	1.04	0.37	2.84	-	**244**	**1.24**	**0.43**	**3.31**	**-**	56.0	244	1.24	0.43	3.31	-
- Hugo Dummett South	731	0.83	0.07	1.87	-	**731**	**0.83**	**0.07**	**1.87**	**-**	66.0	731	0.83	0.07	1.87	-
- Oyut Open Pit	197	0.28	0.19	1.16	-	**370**	**0.30**	**0.23**	**1.11**	**-**	66.0	430	0.30	0.21	1.04	-
- Oyut Underground	117	0.42	0.40	1.15	-	**217**	**0.40**	**0.48**	**1.18**	**-**	66.0	203	0.40	0.49	1.23	-
Total	**3,530**	**0.60**	**0.29**	**1.78**	**0.005**	**4,314**	**0.69**	**0.31**	**1.94**	**0.004**		4,362	0.69	0.31	1.93	0.004

1. Likely mining method: O/P = open pit/surface.
2. Copper Mineral Resources are stated on a dry in situ weight basis.
3. The Hugo Dummett North Mineral Resources include approximately 1.3 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver.

4

Notice to ASX 5 / 11

Table B Rio Tinto Copper Oyu Tolgoi Ore Reserves as at 31 December 2025

Copper[2]	Type of mine[1]	Proved Ore Reserves as at 31 December 2025 Tonnage Mt	Grade % Cu	g/t Au	g/t Ag	% Mo	Probable Ore Reserves as at 31 December 2025 Tonnage Mt	Grade % Cu	g/t Au	g/t Ag	% Mo	**Total Ore Reserves as at 31 December 2025 Tonnage Mt**	**Grade % Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Oyu Tolgoi (Mongolia)																
- Hugo Dummett North[3]	U/G	-	-	-	-	-	374	1.56	0.30	3.20	-	**374**	**1.56**	**0.30**	**3.20**	**-**
- Hugo Dummett North Extension	U/G	-	-	-	-	-	36	1.68	0.59	3.96	-	**36**	**1.68**	**0.59**	**3.96**	**-**
- Oyut Open Pit	O/P	241	0.54	0.39	-	-	409	0.38	0.26	1.10	-	**650**	**0.44**	**0.31**	**1.15**	**-**
- Oyut stockpiles	S/P	-	-	-	-	-	76	0.32	0.13	0.94	-	**76**	**0.32**	**0.13**	**0.94**	**-**
Total		**241**	**0.54**	**0.39**	**-**	**-**	**895**	**0.92**	**0.28**	**2.08**	**-**	**1,136**	**0.84**	**0.30**	**1.90**	**-**

Copper[2]	Average mill recovery % Cu	Au	Ag	Mo	Rio Tinto interest %	**Rio Tinto share recoverable metal Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Total Ore Reserves as at 31 December 2024 Tonnage Mt	Grade % Cu	g/t Au	g/t Ag	% Mo
Oyu Tolgoi (Mongolia)														
- Hugo Dummett North[3]	92	79	81	-	66.0	**3.57**	**1.88**	**20.44**	**-**	386	1.58	0.31	3.25	-
- Hugo Dummett North Extension	93	81	84	-	56.0	**0.31**	**0.31**	**2.13**	**-**	36	1.68	0.60	3.97	-
- Oyut Open Pit	76	67	55	-	66.0	**1.43**	**2.84**	**8.69**	**-**	571	0.46	0.32	1.22	-
- Oyut stockpiles	71	54	50	-	66.0	**0.11**	**0.12**	**0.77**	**-**	63	0.31	0.13	0.98	-
Total						**5.42**	**5.14**	**32.04**	**-**	1,056	0.90	0.31	2.04	-

1. Type of Mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2. Copper Ore Reserves are reported as dry mill feed tonnes.
3. The Hugo Dummett North Ore Reserves include approximately 1.9 million tonnes of stockpiled material at a grade of 0.48% copper, 0.14 g/t gold and 1.18 g/t silver.

5

Notice to ASX 6 / 11

Table C Rio Tinto Copper Kennecott Bingham Canyon open pit Mineral Resources as at 31 December 2025

	Likely mining method[(1)]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper[(2)]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)																
- Bingham Open Pit [(3)]	O/P	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					**Tonnage**	**Grade**			
Copper[(2)]	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US)																
- Bingham Open Pit [(3)]	20	0.13	0.30	2.91	0.008	**20**	**0.13**	**0.30**	**2.91**	**0.008**	100.0	76	0.37	0.18	2.65	0.017

1. Likely mining method: O/P = open pit/surface.
2. Copper Mineral Resources are stated on a dry in situ weight basis.

Table D Rio Tinto Copper Kennecott Bingham Canyon open pit Ore Reserves as at 31 December 2025

	Type of mine[(1)]	Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025					**Total Ore Reserves as at 31 December 2025**				
		Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[(2)]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US)																
- Bingham Open Pit[(3)]	O/P	442	0.38	0.18	1.98	0.034	288	0.34	0.19	1.93	0.025	**730**	**0.36**	**0.18**	**1.96**	**0.030**

	Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
										Tonnage	Grade			
Copper[(2)]	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)														
- Bingham Open Pit[(3)]	88	68	71	65	100.0	**2.35**	**2.90**	**32.68**	**0.14**	777	0.36	0.18	1.97	3.34

1. Type of Mine: O/P = open pit/surface.
2. Copper Ore Reserves are reported as dry mill feed tonnes.
3. Bingham Canyon Open Pit Ore Reserve molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.

6

Notice to ASX 7 / 11

Table E Rio Tinto Copper Kennecott Bingham Canyon underground Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					Total Measured and Indicated Mineral Resources as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade				Tonnage	Grade			
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	U/G	0.9	1.49	0.62	9.70	0.027	7.2	1.51	0.62	9.53	0.021	8.1	1.51	0.62	9.55	0.022
- North Rim Skarn	U/G	-	-	-	-	-	25	2.06	0.96	12.89	0.008	25	2.06	0.96	12.89	0.008
Total Underground Skarns		0.9	1.49	0.62	9.70	0.027	32	1.94	0.88	12.14	0.011	33	1.93	0.88	12.08	0.011

	Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
	Tonnage	Grade				**Tonnage**	**Grade**					Tonnage	Grade			
Copper[2]	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	4.5	1.33	0.99	9.15	0.020	**13**	**1.45**	**0.75**	**9.41**	**0.021**	100.0	7.5	1.89	0.85	11.26	0.015
- North Rim Skarn	20	2.15	0.82	13.27	0.009	**45**	**2.10**	**0.90**	**13.05**	**0.008**	100.0	18	2.92	1.11	15.77	0.007
Total Underground Skarns	24	2.00	0.85	12.51	0.044	**58**	**1.96**	**0.87**	**12.26**	**0.011**		26	2.62	1.04	14.47	0.009

1. Likely mining method: U/G = underground.
2. Copper Mineral Resources are stated on a dry in situ weight basis.

Table F Rio Tinto Copper Kennecott Bingham Canyon underground Ore Reserves as at 31 December 2025

	Type of mine[1]	Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025					**Total Ore Reserves as at 31 December 2025**				
		Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Kennecott (US) – Underground Skarns																
- Lower Commercial Skarn	U/G	0.8	1.68	0.59	9.83	0.042	1.2	1.46	0.47	7.23	0.040	**2.0**	**1.54**	**0.52**	**8.25**	**0.040**
- North Rim Skarn	U/G	-	-	-	-	-	6.6	2.25	1.29	15.59	0.007	**6.6**	**2.25**	**1.29**	**15.59**	**0.007**
Total Underground Skarns		0.8	1.68	0.59	9.83	0.042	7.8	2.13	1.16	14.28	0.012	**8.6**	**2.08**	**1.11**	**13.86**	**0.014**

	Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
										Tonnage	Grade			
Copper[2]	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US) – Underground Skarns														
- Lower Commercial Skarn	90	71	76	71	100.0	**0.03**	**0.02**	**0.40**	**0.000**	1.7	1.89	0.71	10.01	0.044
- North Rim Skarn	93	69	64	45	100.0	**0.14**	**0.19**	**2.13**	**0.001**	3.0	2.39	1.77	16.66	0.010
Total Underground Skarns						**0.17**	**0.21**	**2.54**	**0.001**	4.7	2.21	1.39	14.30	0.022

1. Type of Mine: U/G = underground.
2. Copper Ore Reserves are reported as dry mill feed tonnes.

7

Notice to ASX 8 / 11

Table G Rio Tinto Aluminium Pacific Operations Mineral Resources as at 31 December 2025

	Likely mining method[(1)]	Measured Mineral Resources as at 31 December 2025			Indicated Mineral Resources as at 31 December 2025			Total Measured and Indicated Mineral Resources as at 31 December 2025		
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade	
Bauxite		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)										
- Amrun[(2)]	O/P	143	48.9	11.7	276	49.6	12.0	419	49.4	11.9
- East Weipa and Andoom[(2)]	O/P	32	48.0	9.0	-	-	-	32	48.0	9.0
- Gove[(3)]	O/P	9	47.6	8.8	0.1	49.0	7.6	9	47.6	8.8
- North of Weipa[(3)]	O/P	-	-	-	212	51.9	11.3	212	51.9	11.3
Total (Australia)		**183**	**48.7**	**11.1**	**488**	**50.6**	**11.7**	**671**	**50.1**	**11.5**

	Inferred Mineral Resources as at 31 December 2025			**Total Mineral Resources as at 31 December 2025**			Rio Tinto interest	Total Mineral Resources as at 31 December 2024		
	Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
Bauxite	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**	%	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)										
- Amrun[(2)]	234	51.4	12.4	**653**	**50.1**	**12.1**	100.0	747	50.1	12.0
- East Weipa and Andoom[(2)]	-	-	-	**32**	**48.0**	**9.0**	100.0	36	48.0	8.9
- Gove[(3)]	-	-	-	**9**	**47.6**	**8.8**	100.0	10	47.7	9.0
- North of Weipa[(3)]	1,179	51.8	11.3	**1,391**	**51.9**	**11.4**	100.0	1,451	51.9	11.4
Total (Australia)	**1,412**	**51.7**	**11.5**	**2,083**	**51.2**	**11.5**		2,244	51.3	11.6

1. Likely mining method: O/P = open pit/surface.
2. Bauxite Mineral Resources for Amrun and East Weipa and Andoom are stated as dry product tonnes and total alumina and silica grades.
3. Bauxite Mineral Resources for Gove and North of Weipa are stated as dry crude tonnes and total alumina and silica grades.

8

Notice to ASX 9 / 11 9 Table H Rio Tinto Aluminium Pacific Operations Ore Reserves as at 31 December 2025 Type of mine(1) Proved Ore Reserves Probable Ore Reserves Total Ore Reserves as at 31 December 2025 as at 31 December 2025 as at 31 December 2025 Tonnage Grade Tonnage Grade Tonnage Grade Bauxite(2) Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(3) - Amrun O/P 724 54.1 9.0 351 54.5 9.4 1,076 54.2 9.1 - East Weipa and Andoom O/P 44 50.3 8.4 1 49.5 9.9 45 50.3 8.4 - Gove O/P 35 50.1 6.7 5 49.9 6.9 40 50.1 6.7 Total (Australia) 803 53.7 8.8 357 54.4 9.4 1,161 53.9 9.0 Rio Tinto interest Rio Tinto share recoverable mineral Total Ore Reserves as at 31 December 2024 Tonnage Grade Bauxite(2) % Mt Mt % Al2O3 % SiO2 Rio Tinto Aluminium (Australia)(3) - Amrun 100.0 1,076 978 54.4 9.0 - East Weipa and Andoom 100.0 45 56 50.5 8.1 - Gove 100.0 40 48 50.0 6.4 Total (Australia) 100.0 1,161 1,083 54.0 8.8 1. Type of Mine: O/P = open pit/surface. 2. Bauxite Ore Reserves are stated as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown. 3. Australian bauxite Ore Reserves are stated as dry tonnes and total alumina and silica grade.

Notice to ASX 10 / 11

Table I Rio Tinto Borates Boron Mineral Resources as at 31 December 2025

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025 Tonnage	Indicated Mineral Resources as at 31 December 2025 Tonnage	Total Measured and Indicated Mineral Resources as at 31 December 2025 Tonnage
Borates		Mt	Mt	Mt
Boron (US)[2]	O/P	2.4	1.1	3.5

	Inferred Mineral Resources as at 31 December 2025 Tonnage	**Total Mineral Resources as at 31 December 2025 Tonnage**	Rio Tinto interest	Total Mineral Resources as at 31 December 2024 Tonnage
Borates	Mt	**Mt**	%	Mt
Boron (US)[2]	5.8	**9.3**	100.0	-

1. Likely mining method: O/P = open pit/surface.
2. Boron Mineral Resources are reported as dry mineable B_2O_3 tonnes incorporating a mining recovery, rather than marketable product as in Ore Reserves.

Table J Rio Tinto Borates Boron Operations Ore Reserves as at 31 December 2025

	Type of mine[1]	Proved Ore Reserves as at 31 December 2025 Tonnage	Probable Ore Reserves as at 31 December 2025 Tonnage	**Total Ore Reserves as at 31 December 2025 Tonnage**
Borates		Mt	Mt	**Mt**
Boron (US)[2]	O/P	5.0	7.0	**12.0**

	Rio Tinto interest	Rio Tinto share marketable product	Total Ore Reserves as at 31 December 2024 Tonnage
Borates	%	Mt	Mt
Boron (US)[2]	100.0	12.0	12.6

1. Type of Mine: O/P = open pit/surface.
2. Ore Reserves of borates are expressed in terms of marketable product (B_2O_3) tonnes after all mining and processing losses. Mill recoveries are therefore not shown.

10

Appendix 4 Notice to ASX 11 / 11 11 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com